January 23, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Registration Statement on Form S-4
Filed December 7, 2022
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of Energem Corp. (the “Company” or “Energem”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated December 23, 2022, with respect to the above-referenced registration statement on Form S-4 originally filed on September 26, 2022 (the “F-4”) and amended and re-filed on December 7, 2022, relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company. Concurrently with this submission, the Company has filed a Form S-4 pursuant to the Staff’s comments on December 23, 2022 (the “S-4” or the “ Registration Statement”).

Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Registration Statement on Form F-4 filed December 7, 2022

Questions and Answers about the Business Combination and the Extraordinary General Meeting.

What interests do the Sponsor and the current officers and directors of Energem have … page 15.

1.	We note your response to prior comment 7. However, disclosure regarding amounts payable under the promissory note and administrative support agreement does not appear in response to our comment. Please revise your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 16, 30, 44, 51 and 73 of the Registration Statement to include the amounts payable under the promissory note and the administrative support agreement.

What shareholder vote thresholds are required … page 19

2.	We note your response to prior comment 8. Your disclosure here and on page 16 is inconsistent. For example, you state that [u]nless the Business Combination Proposal, the Share Issuance Proposal and the Equity Incentive Plan Proposal are approved, then the Energem M&A Proposals (along with the Share Issuance Proposal, the Equity Incentive Plan Proposal, and the Director Appointment Proposal) will not be presented to the Energem Shareholders at the Extraordinary General Meeting.” Please revise.

1990 K Street NW, Suite 420, Washington, D.C. 20006

Tel: (202) 935-3390

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17, 19, 20, 36, 53, 95, 96, 97, 98, 99, 102 and 107 of the Registration Statement to address the inconsistency.

Summary of the Proxy Statement / Prospectus, page 22

3.	We note your response to prior comment 16. Please further revise the following disclosure on page 26 to clearly distinguish between the opinions of Baker Tilly and the recommendation of Energem’s Board: “In view of the negotiated exchange of Graphjet Pre-Transaction Shares for the Energem Ordinary Shares to comprise the Transaction Consideration, Energem Shareholders would benefit from a significant and immediate 37.2% premium on the purchase price, assuming a USD $2.20 billion fair market value of Graphjet and an immediate 48.0% premium on the purchase price, assuming a USD $2.65 billion fair market value of Graphjet from Baker Tilley’s fairness opinion – was in the best interests of the Energem Shareholders and recommended that Energem Shareholders approve the Business Combination and adopt the Share Purchase Agreement and related Transactions and proposals.”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 26 and 46 of the Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

4.	As we previously requested, please provide summary pro forma financial statements including a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period or alternatively remove this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 39 of the Registration Statement to include a balance sheet as of the date of our latest balance sheet and income statements for the latest fiscal year and interim period.

Basis of Pro Forma Presentation, page 41

5.	It is not clear to us how footnote (3) relates to the amounts in the table above. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 41 of the Registration Statement to remove footnote 3 and otherwise update the table.

6.	We note your response to prior comment 21 and your updated disclosure in footnote (4). We do not believe it would be appropriate to include PIPE investment shares in the table given the uncertainty you express in the footnote and elsewhere in the filing over whether you will be able to obtain the PIPE investment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table and the disclosure and has removed potential PIPE investment shares from the table and added “FA Shares” representing the financial adviser shares to be paid to Arc Group Limited at closing. The Company has revised the tables and footnotes or discussions on pages 5, 14, 41, 75 and 119 of the Registration Statement accordingly.

7.	Please revise your presentation of the subtotal lines in the table so Other Shareholders line item does not appear to be a subtotal.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 41 and 75 of the Registration Statement.

Proposal No. 1 – The Business Combination Proposal, page 74

8.	Please disclose the sponsor and its affiliates total potential ownership in the combined company, assuming exercise and conversion of all securities. If the sponsor will receive additional securities based on additional financing activities, then provide the disclosure requested by our prior comment 25 in this regard.

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Response: The Company respectfully acknowledges the Staff’s comment and advises that the total ownership of the sponsor and affiliates in the Combined Entity will be 3,403,075 ordinary shares, without dilution, as disclosed throughout the Registration Statement (see pages 41, 75, 119 and 167). Following their exercise of 100% of the private placement warrants, the total ownership of the sponsor and their affiliates will be 3,593,796 Combined Entity ordinary shares.

9.	We note your response to prior comment 27 and reissue the comment. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, we note disclosure that the $4.025 million deferred underwriting fee is based on a fee of $0.35 per share. Please revise to clarify that this per share amount is based on the number of shares sold in your initial public offering, and to disclose the current per share amount based on redemptions to date.

Response: The Company revised the disclosure on page 14 of the Registration Statement and added additional disclosure on page 77 and 158 to clarify that the final underwriting agreement entitles the underwriters to a deferred fee of $0.35 per share, or $4,025,000 in the aggregate without adjustment for the amount of redemptions.

10.	Please revise disclosure indicating that Class B shares will automatically convert into Class A shares on the first business day following the consummation of the business combination to reconcile the apparent inconsistency with disclosure elsewhere and Article 35.2 of your second amended and restated Articles of Association filed as Exhibit 3.3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 51, 74, 120 and 123 of the Registration Statement.

Proposal No.1 – The Business Combination Proposal, page 75

11.	Please correct the typographical errors in the share ownership table that relate to “sponsor and related party” and “private placement warrants” amounts.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on page 75 of the Registration Statement.

12.	Refer to the book value per share table on page 75. Please address the following:

●	Provide footnote disclosure explaining how you calculated book value per share.
●	Revise to present the table as of and for the fiscal year ended September 30, 2022.
●	Reconcile the pro forma book value assuming minimum redemption to the amount disclosed on page 165.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table on page 75 of the Registration Statement to explain how we calculated book value per share and present the table as of for the fiscal year ended September 30, 2022. The Company has also amended the disclosure on page 165 of the Registration Statement to match the disclosure on page 75.

Background of the Business Combination, page 76

13.	We note your response to prior comment 30. Please further revise your disclosure to clarify how you reached agreement on the transaction consideration of $1.38 billion in light of your disclosure that the final LOI provided you would pay approximately $1 billion. Additionally revise your disclosure to clarify how Graphjet’s counter offer of an enterprise valuation of $2 billion was negotiated, clearly disclose the final enterprise valuation you agreed upon, and clarify how this relates to disclosure on page 24 that “The Business Combination implies a pro forma post-closing enterprise value of $1.49 billion and a current equity value of Graphjet at more than $2.20 billion.” Disclose who is acting as advisor for the potential PIPE investment and describe negotiations relating to the size and other material terms of the PIPE.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on pages 24, 46, 79, 80, 81 and 82 of the Registration Statement to disclose how we reached agreement on the transaction consideration, how we determined the enterprise valuation, clearly disclose the final enterprise valuation and to advise that there is no advisor for the potential PIPE investment or current negotiations relating to the size and other material terms of the PIPE.

14.	We note your revised disclosure in response to prior comment 31. Please further revise to provide additional information regarding ArcGroup’s introduction of Graphjet to you, including the timing of the introduction, how many other targets ArcGroup introduced to you, and whether ArcGroup had a pre-existing relationship with Graphjet. Additionally revise your disclosure regarding ownership in the post-combination company to clarify how the 2% equity fee to be paid to ArcGroup at closing is reflected, including the ownership diagrams and tables. We further note disclosure on page 52 that indicates Energem and Graphjet have engaged a financial advisor. Please revise to clarify whether Graphjet has engaged a financial advisor and, if so, describe its role in the background section.

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Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure and tables throughout the Registration Statement including in part, pages 5, 14, 41, 43, 75, and 119, to elaborate further on the circumstances of Arc Group’s introduction of Graphjet to Energem including the number of other targets Arc Group introduced us to you, and to clarify how the 2% equity fee to be paid to Arc Group at closing is reflected, which entity is Energem’s sole financial advisor.

15.	We note your response to prior comment 37. Please revise this section to disclose any discussions about continuing employment or involvement for any persons affiliated with Energem before the business combination including, without limitation, the roles of Swee Guan Hoo and Doris Wong Sing Ee as directors of the combined entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has add discussion on pages 79 and 80 of the Registration Statement to supplement the previous discussion of this topic on pages 30-34.

16.	We note your response to prior comment 30. Please substantially revise your disclosure to provide a detailed description of the material terms of the transaction. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company substantially revised the discussion on pages 77 – 90 of the Registration Statement to further disclose the negotiations relating to material terms of the transaction, including, but not limited to, structuring, consideration, proposals and counterproposals to reach final terms.

17.	Please provide a detailed description of how the terms of the Share Purchase Agreement evolved throughout the exchange of drafts from the initial draft of the Share Purchase Agreement on June 27, 2022 until it was executed on August 1, 2022, and if applicable, describe how the terms differed from the LOI.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on pages 76 - 84 of the Registration Statement.

Opinion of Baker Tilly (Malaysia), page 84

18.	We note your response to prior comment 33. However, it does not appear that disclosure was revised to clarify the scope of the fairness opinion. We note disclosure that indicates the opinion determines fairness to Energem shareholders from a financial point of view (e.g., pages 5 and 26), but also disclosure that indicates the opinion evaluates the fairness of the consideration (e.g., page 84). Please revise to reconcile, taking into account the opinion’s stated scope on page 2 thereof. Additionally revise the disclosure regarding Baker Tilley’s fee to clearly state whether any portion is contingent upon completion of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Registration Statement to clarify the scope of the fairness opinion, which was solely to evaluate the fairness of the transaction consideration, and revised page 85 of the Registration Statement to address the Staff’s question that no part of Baker Tilly’s fee is contingent on the competition of the business combination.

Beneficial Ownership of Combined Entity Securities, page 118

19.	Please revise your table to reflect the redemption levels in manner more constituent with your other disclosure. In that regard, we note here you include a column assuming 83.52% redemption. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the 83.52% of redemption in the table reflects the holders of 9,604,519 shares of Class A ordinary shares which exercised their right to redeem those shares in connection with the voting on the Extension Amendment Proposal and the Trust Amendment Proposal at the Extraordinary General Meeting, as Energem disclosed on Form 8-K filed on December 16, 2022. Accordingly, the Company has revised the tabular disclosure on page 118 of the Registration Statement to clarify this.

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Voting Rights, page 122

20.	We note your response to prior comment 40. Please revise to clearly disclose, if true, that holders of Class A Ordinary Shares of the Combined Entity are entitled to one vote per share and that holders of Class B Ordinary Shares of the Combined Entity are entitled to one vote per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises that holders of the Combined Entity Ordinary Shares are entitled to one vote per share as set forth on page 35 and 123 of the Registration Statement. The Combined Entity Ordinary Shares are expected to have one class of Ordinary Shares.

Material U.S. Federal Income Tax Considerations, page 136

21.	We note the form of tax opinion filed as exhibit 8.1. If you are intending to file a shortform tax opinion, the disclosure in the prospectus and in the opinion both must state that the disclosure in this section is the opinion of counsel.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a longform tax opinion as exhibit 8.1 and does not intend to file a shortform tax opinion. The opinion filed as exhibit 8.1 states that it is the opinion of counsel.

22.	We note your response to prior comment 41. We note your disclosure that there will be no material U.S. federal income tax consequences to U.S. Holders of Energem Class A Ordinary Shares and warrants as a result of the Business Combination. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Energem’s securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the tax opinion filed as exhibit 8.1 to the Registration Statement to cover the material federal tax consequences of the transaction to the holders of Energem’s securities.

Graphjet’s Business, page 149

23.	We note your response to prior comment 50. However, the document filed as Exhibit 10.11 appears to be a memorandum of understanding regarding a potential joint venture or collaboration agreement with Toyoda Trike Inc, dated August 1, 2022, rather than the supply agreement described in your registration statement and dated May 12, 2022. Please additionally file the supply agreement as an exhibit to the registration statement. Please also revise your disclose to (i) update the statement on page 150 that “The order and terms of the [supply] agreement is expected to be finalized by the end of December 2022,” (ii) update the statement on page 152 that “Graphjet expects to recognize revenue in end of December of 2022, if not earlier,” and (iii) reconcile the apparent inconsistencies between the description of the joint venture on page 153 and Exhibit 10.11, including with respect to the parties and the preliminary terms.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on pages 26, 59, 88, 93, 151 - 154 and 161 of the Registration Statement. The Company has also filed the supply agreement as Exhibit 10.11 to the Registration Statement.

Graphjet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows for the Years Ended September 30, 2022 and 2021, page 162

24.	We note that certain amounts in your table on page 162 do not appear to be consistent with your cash flow statement on page F-37. We also note that your discussion of operating cash flows on page 162 do not appear to be correct and that cash flows from investing activities appear to be excluded from both the table and your discussion. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the cash flows tables in response on page 163 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 163

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25.	We note from your disclosure that Graphjet has been determined to be the accounting acquirer and has a fiscal year of September 30. However, it appears that you have presented the pro forma financial statements based on a fiscal year of December 31. Please expand your disclosure to clarify whether the fiscal year end of Graphjet will be changed from September 30 to December 31, and if so, when you expect that will occur relative to the date of merger. Under these circumstances, please also clarify whether you will recast prior financial statements based on the new fiscal year or if not, how you will transition reporting to the new fiscal year. Conversely, if you expect to retain the current fiscal year end of Graphjet, tell us how you have concluded that the pro forma financial statements should not align with the fiscal year of Graphjet as the successor entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Graphjet has confirmed that it will retain its September 30 fiscal year end. Accordingly, the disclosure has been revised so that the pro forma financial statements reflect a fiscal year of September 30.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 165

26.	Please cross reference each pro forma balance sheet adjustment to the related description in Note 3.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised each pro forma balance sheet to cross reference the related description.

27.	Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the historical value of ordinary shares of Energem Class A and Class B are $53 and $288 respectively in Energem’s 10-Q for September 30, 2022. When these values change into thousands, they will change to 0.053 and 0.288. Therefore, on the balance sheet it was not shown.

Experts, page 171

28.	Please revise to appropriately refer to Graphjet’s financial statements as being as of September 30, 2022 and 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 171 of the Registration Statement.

Legal Matters, page 171

29.	Please revise the disclosure in this section to reflect the opinions filed as exhibits to your registration statement. It is unclear why Malaysian counsel would pass on the validity of the “Combined Entity Ordinary Shares,” given that you are a Cayman Islands company; please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 171 of the Registration Statement.

Energem Corp

Statement of Cash Flows, page F-5

30.	It appear your net cash used in operating activities does not total correctly. Please also revise to correctly place the subtotal lines throughout the table and remove the total line on the bottom of the table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on F-5 of the Registration Statement.

Energem Corp

Notes to Financial Statements

Note 7 – Shareholders’ Equity, page F-29

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31.	We note your response to prior comment 48 and reissue the comment in part. Please provide us with your analysis to support the equity treatment for your public and private placement warrants separately. As part of your analysis, please address whether there are any terms or provisions in the warrant agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company evaluated the public and private placement warrants separately utilizing the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined equity classification to be appropriate, as the instruments are considered indexed to the reporting entity’s own shares, and do not contain terms that would provide for potential changes to settlement amounts depending upon the characteristics of the holder of the warrants. In addition, the equity classification conditions in ASC 815-40-25 are met for both the public and private placement warrants. Further analysis related to both the Public Warrant Agreement (exhibit 4.1) and the Placement Unit Purchase Agreement (exhibit 4.5) that govern the public warrants and private placement warrants, respectively, is as follows:

Public Warrant Agreement

The public warrants were issued collectively with the units issued in the Company’s initial public offering. Each unit consisted of one Class A ordinary share of the Company, par value $0.0001 per share (“Class A ordinary share”), and one-half of one redeemable warrant, where each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share (the “Public Warrants”) and were issued to the public investors. The Public Warrants are publicly traded under a separate ticker from the Company’s Class A ordinary shares (i.e., ENCPW) and, therefore, are considered legally detachable and separable. As such, the Public Warrants are considered to be freestanding instruments, as they are legally detachable from the unit and the Class A ordinary share and are separately exercisable.

Placement Unit Purchase Agreement

On November 18, 2021, the Company entered into that certain Placement Unit Purchase Agreement with Energem LLC, a Cayman Islands limited liability company (the “Sponsor”), pursuant to which the Sponsor agreed to purchase 475,575 private placement units of the Company, at a purchase price of $4,755,750, up to a maximum of 52,500 private placement units (the over-allotment units) at a purchase price of $525,000 for a maximum of 528,075 Private Units or a total purchase price of $5,280,750, in the event EF Hutton, division of Benchmark Investments, LLC exercised its over-allotment option.

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The private placement units are identical to the units sold in the Company’s initial public offering except that (a) the private placement units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of the Company’s initial business combination except to permitted transferees, (b) the private Class A ordinary share and private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may be exercised by the holders on a cashless basis, and (iii) will be entitled to registration rights.

The private placement warrants entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share. The private placement warrants are not registered and are not currently trading. They are non-transferable, except under limited exceptions, until thirty days after the consummation of a business combination. The private placement warrants are freestanding instruments, as they are legally detachable from the private placement unit and the Class A ordinary share and are separately exercisable.

Are the public warrants and private placement warrants within the scope of ASC 480 to be classified as a liability?

The public warrants and private placement warrants do not meet the criteria in ASC 480-10 for liability classification and therefore are not within the scope of ASC 480. Energem Corp’s management notes that the public warrants and private placement warrants do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Are the public warrants and private placement warrants indexed to the Company’s Class A ordinary shares?

The outstanding public warrants and private placement warrants are freestanding financial instruments that were issued in connection with the Company’s initial public offering which allow for the potential future purchase of Class A ordinary share. They have been determined to be freestanding instruments and are evaluated for inclusion in ASC 480 above and were not within the scope of that standard.

Exercise Contingencies

Section 3.3.5 of the Warrant Agreement (Maximum Percentage) contains an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) of the Warrant Agreements is considered an exercise contingency. The Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the warrants, as they only become redeemable when the warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Consequently, this is considered an exercise contingency. An exercise contingency does not preclude an instrument from being considered indexed to an entity’s own shares provided that it is not based on certain criteria in ASC 815-40-15-7B. The exercise contingencies in Section 3.3.5 and Section 6.1 of the warrant agreements are not based on the criteria in ASC 815-40-15-7A and as such do not preclude the warrant from being considered indexed to the entity’s own shares.

Settlement Provisions

The Warrant Agreement contains a cashless exercise provision. For this provision the fair value (Section 3.3.1.b of the Warrant Agreements) shall mean the average last reported sale price of the Class A ordinary shares for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent.

These cashless exercise features are applicable to both the public and private warrants in different scenarios. In all cases, the settlement amount is the difference between the fair value and a fixed monetary amount (the exercise price), and the calculation is the same for all warrants and the warrants are not precluded from being indexed to their own equity.

Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreements provide for an adjustment to the number of ordinary shares issuable under the warrants and/or adjustment to the exercise price in Section 4 of the Warrant Agreements.

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ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own shares, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Based on our review, these sections do not preclude the warrants from being considered indexed to the Company’s own shares.

As part of its analysis, management specifically considered whether there are any terms or provisions in the Warrant Agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrants. For example, are the warrants redeemable by the Company at a specific price depending on the holder of the warrants? Management did not identify any such terms or provisions in the Warrant Agreements that would result in liability treatment.

Accounting Guidance:

ASC Topics 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or as equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts that require net cash settlement are assets or liabilities.

b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, ASC Topic 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC Topic 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

Do the warrants meet all of the conditions for equity classification?

ASC 815-40-25-1 and 2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own shares should be classified as a liability (or in some cases, an asset) or equity. Based on the Company’s management’s review, the warrants meet the “classified in stockholders’ equity” criteria in ASC 815-40-25.

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Exhibits

32.	Please file the agreements described on page 153 under the caption “Intellectual Property” as exhibits to your registration statement, in accordance with your response to prior comment 43.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the agreements as Exhibit 10.20, Exhibit 10.21, Exhibit 10.22 and Exhibit 10.23 to the Registration Statement.

33.	The form of proxy filed as Exhibit 99.8 presents a single proposal 2, which appears inconsistent with disclosure indicating that two separate matters will be voted upon pursuant to proposal 2. Please revise to reconcile. In addition, please mark your proxy as “preliminary.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19, 95 and 96 of the Registration Statement. The Company has also amended Exhibit 99.8.

34.	We note that the opinion and the registration fee table filed as Exhibit 107 refer to different numbers of shares. Please revise the opinion to cover all the shares being registered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the opinion filed as exhibit 5.1 to the Registration Statement to cover all of the shares being registered.

General

35.	Your response to prior comment 1 does not take into account your reporting history as a domestic filer. Accordingly, please refile your registration statement on Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has refiled the registration statement on Form S-4.

36.	We note your response to prior comment 3 and reissue it in part. Disclosure on pages 29 and 89 indicates that the sponsor will have the right to designate three directors and to approve or reject transactions involving Graphjet, however these rights are not described in the section cross-referenced. Please revise to describe the rights of the sponsor, identify the sponsor-designated directors, and include risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has supplemented its disclosure, see pages 16, 29, 30, 80 and 90 of the Registration Statement to clarify that Energem will have the right to designate three of the seven directors to the board of directors of the Combined Entity pursuant to the Share Purchase Agreement.

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37.	Please update your disclosure to reflect the events reported in your Form 8-K filed on November 18, 2022, and related developments since then. Address, without limitation, the following items:

●	Update references to the November 18, 2022, deadline, to clearly state whether one or more extensions have been made, provide the current deadline (i.e., as of the date of your prospectus), and describe your expectations regarding further extensions.
●	Quantify the amount and source of funds that have been or will be deposited in the trust account in connection with extensions. Update disclosure regarding the interests of the sponsor, your management, and their respective affiliates if amounts are or will be payable to them as a result of such deposits.
●	Disclose the percentage of public shareholders who redeemed their shares in connection with the meeting held on November 16, 2022.
●	Update disclosure throughout regarding the number and percentages of your outstanding shares, taking redemptions into account. Include the current number and percentage held by the sponsor, your management, and their respective affiliates, on the one hand, and by public shareholders, on the other hand.
●	Clearly disclose the voting power of the sponsor and the percentage of public shareholders that is required to approve the business combination based on the current number of outstanding shares.
●	If the trust agreement has been amended or modified, revise your disclosure accordingly and file the amended trust agreement as an exhibit to your registration statement.
●	In describing extensions and trust fund deposits, replace the general reference, “as described in more detail in this proxy statement/prospectus,” with a reference to the specific section where these matters are fully described.
●	Update your exhibit index and references to the articles of association to be adopted in connection with the business combination, as these appear to be the third amended articles.
●	Update your diagram on page 24 to reflect the impact of redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Notice and on pages 22, 28, 77, 142 and throughout the Registration Statement.

38.	We note your response to prior comment 36 and reissue it. Since your charter waives the corporate opportunities doctrine, please revise your disclosure to address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 82 of the Registration Statement to clarify that Energem’s board of directors does not believe that the waiver of corporate opportunities doctrine in the Energem M&A impacted Energem’s search for an acquisition target.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp

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